Grupo PRISA 

Miguel Satrústegui Gil-Delgado
Secretario General

Mr. Paul Dudek
Office of International Corporate Finance
Securities Exchange Comission
450 Fith Street, N.W.
Washington, D.C. 20549
USA



Madrid, November 6, 2006

Re: Promotora de Informaciones, S.A. (File No. 82-5213)
Information Pursuant to Rule 12g3-2(b)

Dear Sir,

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed the following documentation:

i) The English version of a press release, dated September 28, 2006, regarding the sales of the "EL PAIS", the daily newspaper of Promotora de Informaciones, S.A (PRISA), that is attached as **Item 1.** This English version was not filed with the CNMV.

ii) The English version of a notice of significant event (*Comunicación de hecho relevante*), dated October 20, 2006, regarding the third quarter report of the year 2006, that is attached as **Item 2.** This English version was not filed with the CNMV.

iii) The English version of a notice of significant event (*Comunicación de hecho relevante*), dated October 25, 2006, regarding the notification of the arbitral award issued by the International Court of Arbitration of the International Chamber of Commerce, in the proceedings initiated by PRISA against TISCALI, S.p.a, that is attached as **Item 3.** This English version was not filed with the CNMV.

iv) The English version of a notice of significant event (*Comunicación de hecho relevante*) dated October 26, 2006 and a notice of a press release dated October 27, 2006, both regarding a voluntary take-over bid for the 100% of Grupo Media Capital, SGPS, S.A., that are attached as **Item 4 and 5.** These English versions were not filed with the CNMV.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information and documents will not be deemed filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this

Gran Vía, 32
28013 Madrid
Tel. 91 330 10 00



letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this company is subject to the Exchange Act.

Should you have any questions, please do not hesitate to contact the undersigned at 34-91. 330.10.00, in Madrid, (Spain), calle Gran Vía, 32, 6ª.

Very truly yours,

Miguel Satrústegui
General Secretary

Enclosures

RECEIVED
2006 NOV 15 P 12:55
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

PRESS RELEASE

SALES OF THE "EL PAIS" DAILY NEWSPAPER INCREASED IN SEPTEMBER

Juan Luis Cebrian, Chief Executive Officer of **Grupo PRISA** announced today that average sales of the "El Pais" daily newspaper increased 6% in September vs. the same month of last year, selling in excess of 435,000 copies. In an address delivered at a conference sponsored by **Pelayo Mutua Seguros**, Cebrian indicated that "20,000 more copies of '**El Pais**' were sold during September compared to the same month of last year, representing a reversal of the daily's circulation trend.

Grupo PRISA's Chief Executive Officer also underscored Sogecable's positive results in both pay TV, where it has surpassed the two-million subscriber mark, and in the launch of the CUATRO television channel. Moreover, he noted SANTILLANA'S upward trend, where growth in sales is exceeding 10%.

5.0.13 version

Security Reference

RECEIVED

2006 NOV 15 P 12:55

OFFICE OF INTERNATIONAL CORPORATE FINANCE

QUARTERLY EARNINGS REPORT FOR:

THIRD QUARTER **YEAR 2006**

I. ISSUER INFORMATION

Company Name:
PROMOTORA DE INFORMACIONES, S.A.

Registered Offices:
GRAN VIA, 32, 6 PLANTA

Tax ID No.: A-28297059

Persons responsible for this information, positions that they hold, and identification of the powers or powers of attorney by virtue of which they represent the company:

Juan Luis Cebrian, CEO of the Prisa Group
Notarial Power of Attorney No. 2387/99 of July 5, 1999

A) QUARTERLY EARNINGS REPORT

(With regard to consolidated data, fill in only the column applicable under current legislation).

Euros Thousands		Individual		Consolidated National GAAP		Consolidated IFRS	
		Current Year	Last Year	Current Year	Last Year	Current Year	Last Year
Net turnover	0800	125,819	91,177			1,880,732	1,088,534
Profit/Loss Before Taxes/ Profit/Loss Before Taxes of continuing Operations (2)	1040	83,631	45,719			144,074	166,739
Net Profit/Loss of continuing Operations (3)	4700					100,675	114,716
Net Profit/Loss for the year (4)	1044	93,345	57,965			100,675	114,716
Profit/ Loss attributable to Minority Interest	2050					-1,507	-2,337
Net Profit/Loss attributable to the parent company / Net Profit/Loss attributable to holders of equity instruments in the parent company	2060			0	0	99,168	112,379
Subscribed capital	0500	21,881	21,881				
Average No. of employees	3000	113	105			11,972	9,537

B) BUSINESS OVERVIEW

(Although in summarized form due to the concise nature of this quarterly information, comments included in this section should enable investors to form an adequate opinion concerning the activities in which the company is engaged and the results obtained during the period covered by this quarterly report, as well as its financial and equity position and other essential data concerning the general course of the company's affairs. Lastly, a clear distinction should be made with regard to comments concerning consolidated financial figures and, if applicable, those concerning individual financial figures).

See the attached document

C) FILING CRITERIA AND VALUATION RULES

(The preparation of the financial and accounting data and information included in the present periodic public report should be based on the valuation principles and rules, and the accounting criteria set forth in current legislation regulating the preparation of the financial and accounting information included in the annual accounts and intermediate financial statements corresponding to the business sector in which the company is engaged. In the event that the generally accepted accounting principles and criteria required pursuant to the corresponding current legislation have exceptionally not been applied to the attached data and information, that fact should be underscored and sufficiently explained, indicating the impact that not applying such criteria may have on equity, financial position, and the results of the company or its consolidated group. In addition and in similar detail, if applicable and with regard to the latest audited annual accounts, mention should be made and an explanation provided concerning any changes in the accounting criteria used in the preparation of the attached information. It should likewise be expressly stated whether the same accounting principles, criteria and policies applied to the last annual accounts were used, and whether they correspond to the current accounting rules applicable to the company. When in accordance with applicable principles there have been adjustments and/or reclassifications in the previous period, due to changes in accounting criteria, correction of errors or changes in the classification of entries, this section should include the quantitative and qualitative data required to interpret those adjustments and/or reclassifications.)

Individual Financial Information

The financial information for Promotora de Informaciones, S.A's. annual individual accounts was prepared using generally accepted accounting principles in Spain, by applying the same accounting practices, criteria and policies used in the last annual accounts, pursuant to current accounting legislation.

Consolidated Financial Information

The consolidated financial information for Promotora de Informaciones, S.A. was prepared based on all of the International Financial Reporting Standards (IFRS) and the interpretations of the Standing Interpretations Committee (SIC), as well as the International Financial Reporting Interpretations Committee (IFRIC) issued by the International Accounting Standards Board (IASB) for unaudited accounts.

Some of the projects, decisions and interpretations are presently being reviewed and discussed by the IASB, IFRIC and/or stock market regulatory authorities.

D) DIVIDENDS DISTRIBUTED DURING THE PERIOD

(Mention should be made of dividends distributed since the beginning of the fiscal year)

		% over nominal	€ per share	Total (in thousand euros)
1. Ordinary shares	3100	140.0	0.14	30204
2. Preferred shares	3110			
3. Redeemable shares	3115			
4. Non-voting shares	3120			

Additional information concerning the distribution of dividends (on account, supplementary, etc).

Not applicable

E) RELEVANT EVENTS (*)

Event	Code	YES	NO
1. Acquisitions or transfers of holdings in the capital of listed companies for which notifications is mandatory pursuant to Article 53 of the Securities Market Law (5% and multiples).	3200		X
2. Acquisitions of treasury shares for which notification is mandatory pursuant to the First Additional Provision of the Corporations Law (1%)	3210		X
3. Other significant increases or decreases in fixed assets (holdings in excess of 10% in non-listed companies, relevant material investments or divestitures, etc.)	3220		X
4. Increases or reductions in share capital or the nominal value of securities	3230		X
5. Bond issues, repayment or cancellation	3240		X
6. Change of directors or members of the board of directors	3250		X
7. Amendment of corporate bylaws	3260		X
8. Transformations, mergers or demergers	3270		X
9. Changes in the institutional regulation of the sector having a significant impact on the economic or financial position of the company or group	3280		X
10. Lawsuits, litigation or disputes that may significantly affect the equity position of the company or group	3290		X
11. Insolvencies, suspension of payments, etc.	3310		X
12. Special agreements concerning the total or partial limitation, assignment or waiver of political or economic rights with respect to shareholdings in the company	3320		X
13. Strategic alliances with national or international groups (stock swaps, etc.)	3330		
14. Other relevant events	3340	X	

(*) Mark the corresponding column with an "x". Where the answer is "yes", attach an explanation including the date of notice filed with the CNMV (National Securities Market Commission) and the SRVB (Stock Exchange Management Company).

F) ATTACHMENT EXPLAINING RELEVANT EVENTS

On July 24, 2006, Prisa filed its First Semester Earnings Report for 2006.

- Unless otherwise indicated, all figures requested should be expressed in thousands of Euros, rounded off without decimals.
- Negative figures should be preceded by a minus sign (-) in front of the corresponding number.
- Unless otherwise indicated, each amount expressed in numbers should be accompanied by the corresponding figure for the preceding period.
- The adopted International Financial Reporting Standards ("adopted IFRS") shall mean those standards adopted by the European Commission in accordance with the procedures set forth in Regulation 1606/2002 (EC) of the European Parliament and Council of July 19, 2002.
- The financial information provided in this form shall comply with the accounting standards and principles for recognition and valuation applicable for the entity in question for preparing their financial reports for the year for which this periodic public information is being filed. Until the fiscal year commencing January 1, 2007, all companies, with the exception of credit institutions, which pursuant to the provisions of the Commercial Code are required to file annual consolidated accounts and which at the close of the accounting period have only issued fixed-income securities listed on a stock exchange, and which have chosen to continue applying the standards contained in Section Three, of Title III of Book One of the Commercial Code and implementing legislation shall file the periodic public consolidated information required under section A) under "National Consolidated Standards", provided that the adopted IFRS were not applied during the previous fiscal year.

Definitions:

- (1) Net Turnover figure: should include all amounts from the sale of goods and provision of services corresponding to the company's ordinary activities, minus rebates and other reductions applied to sales, as well as VAT and other taxes directly related to the turnover figure. In the event that consolidated figures should be filed in accordance with the adopted IFRS, the information provided in this section should be prepared in accordance with those standards.
- (2) Profit/Loss Before Taxes: companies that file their periodic financial reports in accordance with the adopted IFRS should include under this section their pre-tax profit/loss on continuing operations.
- (3) Profit/Loss for the Period on Continuing Operations: this section must only be completed by those entities that present their financial reports according to the adopted IFRS and should reflect after-tax profit/loss on continuing operations.
- (4) Profit/Loss for the Year: those entities that file their financial reports in accordance with the adopted IFRS shall include under this heading their profit/loss for the year from continuing operations plus/minus after-tax profit/loss on discontinuing operations.



Grupo PRISA

Quarterly results
January-September 2006

October 20th 2006

NOTE 1

Prisa globally consolidates Sogecable since April 1, 2006. The consolidation of Sogecable changes significantly the Group's profile in the first nine months of 2006.

NOTE 2

In the last months, Grupo Prisa has undertaken a restructuring of its business that has culminated in the merger of the radio activities in Spain and internationally. Following the new structure, the Group's activities have been organized into four main areas: Press, Radio, Education-Publishing and Audiovisual complemented by the Digital activity.

Press activities include the business of El País, Specialized and Regional Press, Magazines, as well as the International Press business that used to be included in International Media.

Radio activities include the Radio business in Spain and in foreign countries (Colombia, Mexico, United States, Argentina, Chile, Panama, Costa Rica and France) as well as the Music business.

Education-Publishing covers the Santillana business in Spain, Portugal, United States and Latin America.

Audiovisual groups the Local TV business, Audiovisual Production (Plural and Tesela) and Sogecable, which is globally consolidated in the Group's accounts since April 1, 2006. The 33% stake in the Portuguese group Media Capital is consolidated through equity method.

The Digital business includes the activities derived from Prisacom.

Other, covers different business such as Advertising Agency (GDM), Printing (Dédalo), and Distribution.

Madrid, October 25, 2006

Announcement of Relevant Information

With regard to the arbitration claim filed by Promotora de Informaciones, S.A. (PRISA) at the International Chamber of Commerce's International Court of Arbitration against Tiscali, S.p.A. (TISCALI), reported as Relevant Information No. 58210 on May 25, 2005, PRISA announces that the award issued by the court on October 20, 2006 orders TISCALI to pay PRISA 6,695,098.34 euros (principal plus interest) and any further interest that may accrue until the award is satisfied, in addition to practically all of the arbitration costs and expenses.

The arbitration claim was filed by PRISA for breach of the advertising investment contract signed on the occasion of Tiscali subsidiary World Internet On Line, SL's purchase of shares in Inicia Comunicaciones, S.A. on July 31, 2001 (PRISA Relevant Information No. 30597, filed on July 31, 2001).

Madrid, 26 October 2006

Relevant Event Communication

Promotora de Informaciones, S.A. (PRISA) has announced today to the Portuguese CMVM a voluntary take-over bid for the 100% of Grupo Media Capital, SGPS, S.A. The price of the offer is €7.40 per share.

The current stake of Grupo Prisa in this company is 33%. Consequently, the offer is for the other 67%, equivalent to 56,623,831 shares.

The company will announce the details of the offer, including the financing, according to the Portuguese law.

Madrid, October 27, 2006

TO THE NATIONAL SECURITIES EXCHANGE COMMISSION

OTHER ANNOUNCEMENTS

As a supplement to the Announcement of Relevant Information sent to the Commission on October 26, 2006 with regard to the voluntary takeover bid for 100% of the share capital in GRUPO MEDIA CAPITAL, SGPS, S.A., we are attaching a presentation on the Group, which will be distributed today during a meeting with the press.


Media Capital

Media Capital

Madrid, October 27, 2006


Media Capital

Media Capital is Portugal's principal multimedia communications group, with leader or reference brands in the majority of sectors in which it operates: TV, radio, press, outdoor advertising and Internet.

In addition, it is present in other media-related businesses, such as television content production, musical and cultural event production, music publishing and film and sports rights distribution.

ECONOMIC DATA

In million euros	2003	2004	2005
Income	**200**	**219**	**221**
EBITDA	36	46	41
EBIT	5	19	29
Net Results	**-43,5**	**-5,8**	**13,01**

Based on Portuguese accounting standards


Media Capital

COMPANY HISTORY

The Media Capital Group has taken the market lead in just ten years, thanks to its eye for expansion and professional management.

The origin of Media Capital was the daily "O Independente", whose growth between 1988 and 1995 facilitated the creation of a press group that included magazines such as "Económica", "Briefing", "Valor", "Fortuna"....

Between 1996 and 1998, the Media Capital communications group continued to expand with the purchase of the Radio Comercial and Radio Nostalgia broadcasting stations, the launch and acquisition of new publications and, especially, with its entry with 30% of the capital in TVI, which soon became the focus point of the Group's growth.

From this moment forward and in just six years Media Capital embarked on a solid period of expansion, including its taking control of TVI in 1999 and relaunch in 2000; the success of its Internet business with the launch of IOL; its entry with a majority position in the NBP Group devoted to audiovisual production, and the company's listing on the stock exchange.


Media Capital

BUSINESS SECTORS

Media Capital is present in the principal communication sectors, where its media are leaders on the Portuguese market.

TELEVISION	MUSIC	RADIO	OUTDOOR ADVERTISING	PRESS	INTERNET
tvi NBP	FarolMúsica	mcr	mco	MCE	iol
Leader	Leader	No. 2 nationwide	No. 2 nationwide	Leader in several magazine publishing segments	No. 2 most visited portal

DISTRIBUTION OF INCOME BY BUSINESS SECTORS

2005


Other 14%
Advertising 7%
Radio 7%
Television 72%


Media Capital

POSITION IN THE MEDIA SECTOR

Total advertising investments in 2005


Media Capital
24%
Other groups
76%

Market share per business sector (Dec. 2005)


46%
30%
3%
20%
30%
Television
Radio
Press
Advertising
Internet


Media Capital


tvi

TELEVISION

TVI, Media Capital's television channel once again concluded the month of September as leader in the sector in Portugal, achieving an average audience of 33% vs. SIC (30,9%), RTP1 (28,7%) and A2 (7,1%). TVI's accumulated leader share during this nine-month period was 35,6%, while its prime time share for the same period was 40,1%.

Evolution of TVI's daily average audience share (2004-2006):


TVI
SIC
RTP1
Share(%)
0
5
10
15
20
25
30
28.9
29.3
24.7
35.0
32.0
25.7
34.4
32.3
26.9
2004
2005
2006


Media Capital


NBP

NBP Audiovisual Production

- Portugal's leading content producer, especially in the fiction sector
- Generates 50,000 minutes of programming annually
- Has five recording studios, covering an area of 8,000 square meters
- During 2006 programs produced by NBP maintained an average audience share of over 50%

NBP produces the most successful series on Portuguese television, with audience shares of 47% in the case of MCA II Verao.

Audience shares of NBP's major programs (2005):

- MCA II Verão (19H) 47%
- Mundo Meu 46%
- Ninguém como tu 45%
- MCA III (19H) 43%
- Baía das mulheres 42%


Media Capital



RADIO

Offers diversified programming, totally revamped in 2003

Maintains a **30% share of advertising revenues** on the Portuguese radio market.

Radio Comercial
The best all-time music


RÁDIO
COMERCIAL

Cidade FM
Absolute leader in the 15 to 24 age group
The latest music trends


CIDADE
FM

Radio Club Portugués
Portuguese and international music from the 60s, 70s and 80s.
Its coverage increased in 2006

Radio Best Rock FM


Best
Rock

Favorite among university students
Rock music from the 90s to 2005


Media Capital


mco

OUTDOOR ADVERTISING

MCO (Media Capital Outdoor)

•Portugal's only global operator

•Offers multiple advertising products
- Mass transit displays
- Networks
- Billboards and canvas
- Ad panels in subway and train stations, etc.
- MCO-TV

•14,000 positions in all market segments

MARKET SHARE

2005


20%
80%

■ MEDIA CAPITAL
□ OTHERS


Media Capital


MCE

PRESS

Media Capital has leading publications in every market segment


woman
SEM
DEFEITO

Products:

LUX	Lifestyle, weekly
LUX WOMAN	Women's magazine, weekly
AUTOCOMERCIO	Auto sales catalogue, monthly
MAXMEN	Men's magazine, monthly
CASAS DE PORTUGAL	Decoration; bi-monthly
PORTUGUESE WINES	Wine magazine
BRIEFING	Marketing and advertising, weekly
POSTER	Lifestyle
RECREIO	Children

Woman MAXMEN VINHOS


Media Capital


iol

INTERNET

IOL

Portugal's second most-visited portal

Content:

- News (general, economy, motor, music and sports)
- Exclusive content (television programming)
- Internet services (e-mail, chat, search engines)
- E-commerce (tickets, online shopping)
- Classified ads, logos, ringtones
- Internet access (ISP)


Media Capital

MUSIC AND ENTERTAINMENT

Farol Edición music publishi


FarolMúsica

Maintains music distribution agreement with Warner Music

Largest independent publisher in the market

MC Entertainment



Concert and theater productions

Production and staging of events


Media Capital

OTHER BUSINESS AREAS

Film:

Film rights distribution, agreements with the major US producers

Free press:

Joint venture with Metro Internacional to publish a free daily newspaper in Lisbon

Sports:

Interests in Unión de Leiria, club in Portugal's First Division